UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Trio Merger Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

896697208
(CUSIP Number)

June 21, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

(Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. 896697208	Schedule 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS THE K2 PRINCIPAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 620,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 620,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 896697208	Schedule 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS K2 GENPAR L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 620,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 620,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 896697208	Schedule 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS K2 GENPAR 2009 INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 620,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 620,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 896697208	Schedule 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 620,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 620,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 896697208	Schedule 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 620,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 620,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 896697208	Schedule 13G	Page 7 of 11 Pages

Item 1(a).             Name of Issuer:

Trio Merger Corp.

Item 1(b).             Address of Issuer’s Principal Executive Offices:

777 Third Avenue
37th Floor
New York, New York 10017

Item 2(a).             Name of Person Filing:

The persons filing this statement are Shawn Kimel (“Kimel”), Shawn Kimel Investments, Inc., an Ontario corporation (“SKI”), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”), K2 GenPar L.P., an Ontario limited partnership (the “GP”), and K2 GenPar 2009 Inc., an Ontario corporation (“GenPar 2009,” and together with Kimel, SKI, the Fund, and the GP, the “Reporting Persons”).

Mr. Kimel is president of each of SKI, the GP, and GenPar 2009.  The GP is the general partner of the Fund and GenPar 2009 is the general partner of the GP.  GenPar 2009 is a wholly-owned subsidiary of SKI.

Item 2(b).             Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 444 Adelaide West, Toronto, Ontario, M5V 1S7.

Item 2(c).             Citizenship:

Mr. Kimel is a citizen of Canada.

Each of the Fund and the GP is an Ontario limited partnership.

Each of SKI and GenPar 2009 is an Ontario corporation.

Item 2(d).             Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).             CUSIP Number:

896697208.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 896697208	Schedule 13G	Page 8 of 11 Pages

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	620,000
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	620,000
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	620,000

K2 GenPar L.P.

(a)	Amount beneficially owned:	620,000
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	620,000
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	620,000

CUSIP No. 896697208	Schedule 13G	Page 9 of 11 Pages

K2 GenPar 2009 Inc.

(a)	Amount beneficially owned:	620,000
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	620,000
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	620,000

Shawn Kimel

(a)	Amount beneficially owned:	620,000
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	620,000
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	620,000

Shawn Kimel Investments, Inc.

(a)	Amount beneficially owned:	620,000
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	620,000
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	620,000

As of the date hereof, the Fund beneficially owns 620,000 shares, representing approximately 10.3% of the issuer’s outstanding shares.  The Fund’s sole general partner is the GP and the general partner of the GP is GenPar 2009, the wholly-owned subsidiary of SKI.  100% of SKI is owned by Kimel.  Therefore, each of the GP, GenPar 2009, SKI, and Kimel may be deemed to beneficially own, in the aggregate, 620,000shares, representing approximately 10.3% the issuer’s outstanding shares.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 896697208	Schedule 13G	Page 10 of 11 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.      Certification.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 896697208	Schedule 13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2011

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR, L.P.

By: K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR 2009 INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity